The Beachbody Company, Inc.

400 Continental Blvd., Suite 400

El Segundo, California 90245

June 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf

Re:	The Beachbody Company, Inc.

Registration Statement on Form S-1, as amended (the “Registration Statement”), originally filed on

January 24, 2024

File No. 333-276681

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Beachbody Company, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:05 p.m. ET on Thursday, June 13, 2024, or as soon as practicable thereafter.

Very truly yours,

/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer